August 15, 2005 08:00 AM US Eastern Timezone

Next, Inc. Announces Acquisition of Sports-2-Schools LLC

Moves Forward on Goal of Making Synergistic and Accretive Acquisitions

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Aug. 15, 2005--Next Inc. (OTCBB:NXTI) an emerging leader in the sportswear and promotional products industry today announced that it has acquired Sports-2-Schools LLC (S2S).

Next Inc. acquired S2S which markets and sells college licensed products and non-licensed products in a major distribution channel not currently served by Next. S2S sold approximately $3.5 million in fiscal year 2004 through its group of sales professionals. Next Inc. will file a Form 8-K with the SEC including all the details of the transaction.

Mr. Charles Thompson, CFO of Next Inc. stated, "We're excited about closing the acquisition of S2S. This acquisition will increase our customer base while opening up a large distribution channel we do not currently service. This should enable us to increase sales of our extensive line of sportswear and promotional products offerings."

Mr. Bill Hensley, the Company's CEO commented, "We are very pleased to welcome S2S and their group of sales professionals to the Next team. Considering the amount of sales S2S did last year, we're very optimistic that their business should experience significant growth as a part of our company. Many retailers have undertaken recent initiatives to be more locally and community oriented. In fact, local management, more now than ever, independently control sizeable open to buy dollars where in the past those purchases were initiated at the corporate level. We believe our now unique ability to service these stores independently on a local level provides a potentially lucrative opportunity for Next Inc. and its shareholders."

About Next Inc. http://www.nextinc.net

Next Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contacts:

Next, Inc., Chattanooga
Jason Assad, 423-296-8213, Ext. 113
Email: jassad@nxt-inc.com
Website: www.nextinc.net